

December 20, 2012

Via U.S.mail
Fred Luke
Chief Executive Officer
Matter of Time I Co.
23 Corporate Plaza, Suite 150
Newport Beach, CA 92660

> **RE:** **Matter of Time I Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-54049**

Dear Mr. Luke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 4. Controls and Procedures, page 10

1. You disclose on page 17 of your Form 10-K for the fiscal year ended December 31, 2011 that your disclosure controls and procedures were not effective for the period. We note you concluded your controls were effective as of March 31, 2012. Please tell us why your disclosure controls and procedures were not effective as of December 31, 2011, and what you corrected that enabled management to determine the controls were effective as of March 31, 2012.

2. You disclose on page 10 that your disclosure controls and procedures were effective, subject to certain limitations. Given the limitations you identified it remains unclear whether your chief executive officer and chief financial officer have concluded that your

disclosure controls and procedures were effective. Please amend your filing to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.   Refer to Item 307 of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief